Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following is a letter from Don Argus, Chairman, BHP Billiton to Rio Tinto shareholders that was sent on July 30, 2008, and was subsequently amended. The amended version of this letter has been posted to www.bhpbilliton.com, replacing the version that was originally posted there.

Chairman’s Office

BHP Billiton Limited	BHP Billiton Plc
180 Lonsdale Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH UK
Tel +61 1300 55 47 57	Tel +44 20 7802 4000
Fax +61 3 9609 4372	Fax +44 20 7802 4111
bhpbilliton.com	bhpbilliton.com

30 July 2008

Dear Rio Tinto Shareholder,

As Chairman of BHP Billiton I wanted to write to you personally to introduce myself and talk to you about our offer for Rio Tinto. Given the expected length of the timetable for the transaction, I wanted also to provide you with an update on its progress.

I strongly believe that, together, BHP Billiton and Rio Tinto can generate substantial additional value for shareholders.

The combination of Rio Tinto and BHP Billiton would be without comparison in the resources industry in terms of strategy, asset mix and quality, as well as culture.

Both BHP Billiton and Rio Tinto have world-leading portfolios of large-scale, low-cost, long-life assets that are highly complementary.

In many cases, assets are either jointly owned, neighbouring or close by. This unique overlap offers substantial opportunities to save money and add value through managing the assets as one collective group under single ownership.

BHP Billiton’s offer for Rio Tinto

BHP Billiton’s all-share offer, which was announced on 6 February, 2008, will provide Rio Tinto shareholders with:

•   A 45 per cent premium, which is equivalent to a premium of A$46.45 per share for Rio Tinto Limited shareholders and £19.72 per share for Rio Tinto plc shareholders[1]. This is a substantial premium by any measure and one that is reflected in the large increase in the market price for Rio Tinto shares relative to BHP Billiton shares since our proposal became public last November. Without the benefit of our offer, I strongly believe that Rio Tinto shares would be trading very differently; and

•   The opportunity to become shareholders in the combined company, with its strengthened asset portfolio, enhanced growth potential, expected synergies and other benefits that will flow from the combination.

The all-share consideration means that the offer is about relative value, not absolute value. As shareholders in the merged group, you will be beneficiaries of strong demand, tight supply and high commodity prices.

I know that many tens of thousands of the shareholders in Rio Tinto also hold shares in BHP Billiton. Whether you are a shareholder in Rio Tinto, BHP Billiton or both companies, we believe the proposed transaction makes enormous sense.

[1]	Based on the volume weighted average market capitalisation of Rio Tinto and BHP Billiton for the month prior to BHP Billiton’s approach to the Rio Tinto Board on 1-Nov-2007.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 180 Lonsdale Street, Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1BH United Kingdom
Telephone +61 1300 55 4757 Facsimile +61 3 9609 3015	Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

Transaction update

Over the last two months we have made all the regulatory filings to the competition authorities whose approval is required to satisfy the pre-conditions to our offer.

As had been expected, in early July the European Commission announced that it has now opened a detailed “Phase 2” review of the potential combination of Rio Tinto and BHP Billiton. We will continue to cooperate with the Commission in their review. We believe that the cost savings, expanded growth options and speed-to-market benefits would provide material benefits for customers.

In addition, we were very pleased in early July to receive notice of early termination of the Hart-Scott-Rodino waiting period and completion of the U.S. Department of Justice merger review. This satisfied part of the global merger control pre-conditions.

We expect that the various regulatory processes will be completed by the end of 2008, after which we should be in a position to send the offer documents to you.

If you are also a BHP Billiton shareholder you will also receive a notice of an extraordinary general meeting that will provide details of when BHP Billiton shareholders will have the opportunity to vote to approve the offer.

Additional materials

I also wanted to take this opportunity to introduce our company to those Rio Tinto shareholders who do not own shares in BHP Billiton. You will find enclosed with this letter a brief description of our business.

If you would like more information on BHP Billiton or the offer, please go to our website at www.bhpbilliton.com

I will continue to update you on the offer as it proceeds.

Thank you for taking the time to read this letter.

Yours faithfully,

Don Argus

Chairman

DISCLAIMER

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

It is possible that this document could or may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Reliance should not be placed on any such statements because of their very nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results, and BHP Billiton’s plans and objectives, to differ materially from those expressed or implied in the forward-looking statements.

This document is for information purposes only and does not constitute an invitation to acquire or dispose of any securities or investment advice in any jurisdiction. Any offer, invitation or inducement to acquire or dispose of any securities of BHP Billiton Plc, BHP Billiton Limited, Rio Tinto plc and/ or Rio Tinto Limited will be made solely by means of the BHP Billiton Prospectus, the BHP Billiton Bidder’s Statement, the Rio Tinto plc Offer Document and associated documents expected to be published on satisfaction of the pre-conditions to the offer set out in appendix 1 to the announcement made by BHP Billiton pursuant to rule 2.5 of the UK Takeover Code on 6 February 2008, and any decision to keep, buy or sell shares in Rio Tinto plc or Rio Tinto Limited should be made solely on the basis of the information contained in such documents. In addition, BHP Billiton shareholders are urged to read the BHP Billiton class 1 shareholder circular/explanatory statement before making any decision regarding the proposed transaction. The BHP Billiton Prospectus, BHP Billiton Bidder’s Statement, Rio Tinto plc Offer Document, BHP Billiton class 1 shareholder circular/explanatory statement and related documents, once published, may be obtained from BHP Billiton’s website at www.bhpbilliton.com or on request from BHP Billiton.

Information relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADR holders by filing with the SEC a Registration Statement (the “Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADRs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgement.

You should be aware that BHP Billiton may purchase securities of Rio Tinto plc and Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

ABOUT BHP BILLITON bhpbilliton resourcing the future BHP BILLITON OFFER FOR RIO TINTO

ABOUT BHP BILLITON BHP Billiton is the world’s largest diversified resources company. We are distinguished from other resource companies by the quality of our assets; our deep inventory of growth projects; our customer-focussed marketing; our diversification across countries, commodities, and markets; and our petroleum business. As at 30 June, 2007 we had some 39,000 employees working in over 100 operations in 25 countries. Reflecting our aim to be a premier global company, we occupy industry leader or near industry leader positions in major commodity businesses, including aluminium, energy coal and metallurgical coal, copper, manganese, iron ore, uranium, nickel, silver and titanium minerals, and have substantial interests in oil, gas, liquefied natural gas and diamonds. The central tenet of the BHP Billiton business model is that its diversified portfolio of high quality assets provides more stable cash flows and greater capacity to drive growth than the traditional resource cyclicals. In FY2007, we generated turnover of US$47.5 billion, underlying earnings before interest and tax (Underlying EBIT) of US$20.1 billion, attributable profit (excluding exceptional items) of US$13.7 billion and net operating cash flow of US$15.6 billion. US$ million 20,000 15,000 10,000 5,000 0 2003 2004 2005 2006 2007 Underlying EBIT(a) US$20.1B US$ million 15,000 12,000 9,000 6,000 3,000 0 2003 2004 2005 2006 2007 Attributable profit – excluding exceptional items US$13.7B US$ million 10,000 8,000 6,000 4,000 2,000 0 2002 2003 2004 2005 2006 2007 Returns to share holders since 2001 US$28.2B Dividends(b) Buy-backs Demerger of BHP Steel US$ million 3,000 2,500 2,000 1,500 1,000 500 0 2003 2004 2005 2006 2007 Dividends US$2.7B Underlying EBIT breakdown by Customer Sector Group (dFY2007)(a) Stainless Steel Materials – 18% Metallurgical Coal – 6% Manganese – 1% Iron Ore – 14% Energy Coal – 2% Diamonds and Specialty Products – 1% Petroleum – 15% Aluminium – 9% Base Metals – 34% (a) Underlying EBIT is earnings before net finance costs and taxation, jointly controlled entities’ net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments and amortisation. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.(b) Three dividends were declared for the year ended 30 June 2004 as a result of the Group’s decision to realign dividend declarations to coincide with the announcements of interim and full year results. BHP BILLITON OFFER FOR RIO TINTO 5

ABOUT BHP BILLITON - A GLOBAL PERSPECTIVE Offices Petroleum Aluminium Base Metals Diamonds and Specialty Products Stainless Steel Materials Iron Ore Manganese Metallurgical Coal Energy Coal COMPANY PROFILE BHP Billiton’s global headquarters are in Melbourne, with a major office in London. Supporting offices are located around the world. BHP Billiton has primary listings on the Australian and London Stock Exchanges, with a secondary listing on the Johannesburg Stock Exchange and two American Depositary Receipt listings on the New York Stock Exchange. A PREMIER GLOBAL COMPANYOur core purpose is to create long term value through the discovery, development and conversion of natural resources and the provision of innovative customer and market focussed solutions. We will do this by focussing on: ?Our people performing safely and excellently ?Earning and maintaining a licence to operate ?World-class assets around the globe ?The BHP Billiton Way – value adding processes across all we do ?Sound financial strength and discipline ?Our project pipeline – identification, prioritisation and execution of organic growth opportunities on time and budget ?Growth options – using exploration, technology and our global footprint to identify the next generation of growth opportunities. BHP Billiton has adopted a business model based on customer-oriented groupings called Customer Sector Groups (CSGs). This structure allows us to focus on the needs of our customers. These CSGs are supported by marketing ‘hubs’ located in The Hague and Singapore. MARKETING HUBS Our marketing hubs in Singapore and The Hague support marketing teams tied to our CSGs. These teams incorporate all the functions required to manage product marketing and distribution, from finished goods to final customer delivery. Product structuring and third-party aggregation and trading form part of the core capabilities of our marketing effort. In The Hague, our emphasis is on aluminium and the European energy market. Our freight and shared marketing infrastructure services teams are also housed here. In Singapore, our focus is on the Asian energy market, built around coal, oil and gas. The Iron Ore, Manganese, Metallurgical Coal, Stainless Steel Materials and Base Metals marketing teams are also located here. 6BHP BILLITON OFFER FOR RIO TINTO

ABOUT BHP BILLITON - OUR CUSTOMER SECTOR GROUPS Aluminium BHP Billiton Aluminium is active in every stage of the primary aluminium production process: bauxite mining, alumina refining and aluminium smelting. We are one of the world’s major producers of alumina and aluminium, with principal assets located in Australia, Brazil, Mozambique, South Africa and Suriname. US$ million Turnover 5,879EBIT, excluding exceptional items 1,856 Capital and investment expenditure 369 Net operating assets 6,178 Base MetalsBHP Billiton Base Metals is the world’s largest producer of silver and lead, the third largest producer of copper and a significant producer of zinc and uranium. We supply high-quality base metal concentrates to European, Asian and South American custom smelters, and copper cathodes (metal) to copper wire manufacturers and brass mills. We have an excellent portfolio of large, low-cost mining operations with substantial growth opportunities. US$ million Turnover 12,635EBIT, excluding exceptional items 6,905 Capital and investment expenditure 835 Net operating assets 10,954 Diamonds & Specialty Products BHP Billiton Diamonds and Specialty Products produces diamonds, titanium slag and rutile, and zircon. Our EKATI Diamond Mine is one of the world’s largest gem quality diamond producers. US$ million Turnover 893EBIT, excluding exceptional items 261 Capital and investment expenditure 144 Net operating assets 1,759 Energy Coal BHP Billiton Energy Coal is one of the world’s largest producers and marketers of export thermal coal. The business is structured around a portfolio of world-class producing assets, which provide a unique multi-sourcing capability to service the major power markets of Europe, Asia and the USA. US$ million Turnover 4,576EBIT, excluding exceptional items 484 Capital and investment expenditure 242 Net operating assets 1,846 Iron OreBHP Billiton Iron Ore is the third largest supplier of seaborne iron ore globally. Our world-class operations are located in Western Australia and Brazil. Efficient production infrastructure, well-established marketing network, significant expansion projects and proximity to the industry growth centre in Asia create a strong foundation from which we can compete in this industry. US$ million Turnover 5,524EBIT, excluding exceptional items 2,738 Capital and investment expenditure 1,186 Net operating assets 4,191 Manganese BHP Billiton Manganese operations produce a combination of ores, alloys and metal from sites in South Africa and Australia. We are ranked number one in the world in seaborne supply of manganese ore and in the top three global producers of alloy. US$ million Turnover 1,244EBIT, excluding exceptional items253 Capital and investment expenditure 72Net operating assets 590 Metallurgical CoalBHP Billiton Metallurgical Coal is the largest global supplier of seaborne traded metallurgical coal. We produce and market a wide range of coal to satisfy specific customer demands. Production is from our low cost asset base located in Queensland and New South Wales. Long life reserves with a strong portfolio of undeveloped resources and ownership of key infrastructure provides the optionality that will enable us to continually expand our production capacity in line with customer needs. US$ million Turnover 3,769 EBIT, excluding exceptional items 1,249 Capital and investment expenditure 555 Net operating assets 2,173 PetroleumBHP Billiton Petroleum is a significant oil and gas explorer and producer, with major producing assets in Australia, the United Kingdom, the Gulf of Mexico (US), Algeria, Pakistan and Trinidad and Tobago. Our portfolio of high-quality, high-margin assets has strong growth potential and provides an excellent return on capital. The oil and gas business provides BHP Billiton with commodity diversity plus exposure to an industry where the growth dynamics are significant. US$ million Turnover 5,885EBIT, excluding exceptional items 3,014Capital and investment expenditure 1,687Net operating assets 7,061Stainless Steel MaterialsBHP Billiton Stainless Steel Materials is among the top three nickel producers in the world. We supply nickel to the stainless steel industry – our principal customer. The Group also supplies nickel and cobalt to customers in the specialty alloy, chemicals and refractory material industries.US$ millionTurnover6,901EBIT, excluding exceptional items3,697Capital and investment expenditure1,509Net operating assets 6,598 All financial numbers are for the year ended 30-Jun-2007 or as at 30-Jun-2007, as per BHP Billiton’s 2007 Annual Report. BHP BILLITON OFFER FOR RIO TINTO 7

MORE INFORMATION More information on BHP Billiton or BHP Billiton’s offer for Rio Tinto can be found at either of the following web pages:BHP Billiton: www.bhpbilliton.com BHP Billiton’s offer for Rio Tinto: www.bhpbilliton.com/RioT into Offer Alternatively if you have any additional questions about the offer you can contact the Shareholder Information Helpline on the following numbers:Australia toll free: 1300 766 363 New Zealand toll free: 0800 668 228 (for callers outside Australia & New Zealand dial +61 3 9415 4365) EU toll free, including the UK*: 00 800 6520 6520 (for callers outside the EU dial +44 117 378 5973)* Note the European Union Free Call number is applicable for callers from the following countries—UK, Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Spain, Sweden and Switzerland. South Africa toll free: 0800 202 361 (for callers outside South Africa dial +27 11 3730004) United States toll free: 800 339 1045 (for BHP Billiton ADR holders calling outside of the United States dial +1 212 440 9800)